UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 11)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,250
	8	SHARED VOTING POWER 8,583,341
	9	SOLE DISPOSITIVE POWER 41,250
	10	SHARED DISPOSITIVE POWER 8,583,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,624,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,583,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,583,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,583,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

This Amendment No. 11 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 29,542,324 shares outstanding, as reported on the company’s SEC Form 10Q filed on November 8, 2011. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

Name	Number of Shares	Percent of Class Outstanding

Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,254,773	4.3%
Baker Brothers Life Sciences, L.P.	6,590,213	22.3%
14159, L.P.	183,162	0.6%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	41,250	0.1%

Total	8,624,591	29.2%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.  Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 8 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	11/3/2011	5	Purchase	24.419
Baker Brothers Life Sciences, L.P.	11/3/2011	954	Purchase	24.419
14159, L.P.	11/3/2011	41	Purchase	24.419
667, L.P.	11/3/2011	115	Purchase	24.486
Baker Brothers Life Sciences, L.P.	11/3/2011	20267	Purchase	24.486
14159, L.P.	11/3/2011	857	Purchase	24.486
Baker Brothers Life Sciences, L.P.	11/4/2011	55,920	Purchase	25.7772
14159, L.P.	11/4/2011	2,365	Purchase	25.7772
Baker Brothers Life Sciences, L.P.	11/7/2011	72,209	Purchase	26.2793
14159, L.P.	11/7/2011	3,046	Purchase	26.2793
Baker Brothers Life Sciences, L.P.	11/7/2011	60,162	Purchase	26.2031
14159, L.P.	11/7/2011	2,538	Purchase	26.2031
667, L.P.	11/9/2011	484	Purchase	26.8042
Baker Brothers Life Sciences, L.P.	11/9/2011	64,754	Purchase	26.8042
14159, L.P.	11/9/2011	2,661	Purchase	26.8042
667, L.P.	11/9/2011	58	Purchase	26.6634
Baker Brothers Life Sciences, L.P.	11/9/2011	7,725	Purchase	26.6634
14159, L.P.	11/9/2011	317	Purchase	26.6634
Baker Brothers Life Sciences, L.P.	11/10/2011	36,956	Purchase	26.8875
14159, L.P.	11/10/2011	1,509	Purchase	26.8875
Baker Brothers Life Sciences, L.P.	11/11/2011	100,823	Purchase	27.6624
14159, L.P.	11/11/2011	4,052	Purchase	27.6624
Baker Brothers Life Sciences, L.P.	11/14/2011	39,117	Purchase	27.2539
14159, L.P.	11/14/2011	1,567	Purchase	27.2539
Baker Brothers Life Sciences, L.P.	11/15/2011	16,583	Purchase	27.9859
14159, L.P.	11/15/2011	657	Purchase	27.9859
Baker Brothers Life Sciences, L.P.	11/15/2011	23,758	Purchase	27.8971
14159, L.P.	11/15/2011	942	Purchase	27.8971
667, L.P.	11/16/2011	273	Purchase	27.2426
Baker Brothers Life Sciences, L.P.	11/16/2011	14,482	Purchase	27.2426
14159, L.P.	11/16/2011	568	Purchase	27.2426
667, L.P.	11/16/2011	185	Purchase	27.4998
Baker Brothers Life Sciences, L.P.	11/16/2011	9,774	Purchase	27.4998
14159, L.P.	11/16/2011	383	Purchase	27.4998

Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company.  Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2011

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 7 of 8 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

November 17, 2011

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 8 of 8 Pages